UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS AS

OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2016

On November 28, 2016, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2016 prepared in accordance with Japanese GAAP as part of our interim securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects - Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.	Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 17-15, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements in the second quarter.

2.	The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 24 of 1999). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

3.	Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2016, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2016		As of September 30, 2016
Assets
Cash and Due from Banks	*8	36,315,471	*8	42,715,384
Call Loans and Bills Purchased		893,545		899,865
Receivables under Resale Agreements		7,805,798		9,258,984
Guarantee Deposits Paid under Securities Borrowing Transactions		3,407,390		3,195,977
Other Debt Purchased		2,979,797		2,527,270
Trading Assets	*8	13,004,522	*8	12,511,953
Money Held in Trust		175,638		227,975
Securities	*1, *8, *15	39,505,971	*1, *8, *15	32,705,104
Loans and Bills Discounted	*3, *4, *5, *6, *7, *8, *9	73,708,884	*3, *4, *5, *6, *7, *8, *9	73,030,669
Foreign Exchange Assets	*7	1,447,743	*7	1,452,483
Derivatives other than for Trading Assets		3,157,752		2,957,197
Other Assets	*8	4,144,131	*8	4,272,085
Tangible Fixed Assets	*10, *11	1,085,791	*10, *11	1,071,524
Intangible Fixed Assets		804,567		869,070
Net Defined Benefit Asset		646,428		673,562
Deferred Tax Assets		36,517		77,011
Customers’ Liabilities for Acceptances and Guarantees		4,798,158		4,675,296
Reserves for Possible Losses on Loans		(459,531)		(441,438)

Total Assets		193,458,580		192,679,978

	(Millions of yen)
	As of March 31, 2016		As of September 30, 2016
Liabilities
Deposits	*8	105,629,071	*8	110,171,994
Negotiable Certificates of Deposit		11,827,533		9,568,325
Call Money and Bills Sold		2,521,008		1,791,651
Payables under Repurchase Agreements	*8	16,833,346	*8	17,739,258
Guarantee Deposits Received under Securities Lending Transactions	*8	2,608,971	*8	1,314,573
Commercial Paper		1,010,139		827,552
Trading Liabilities		10,276,133		9,878,751
Borrowed Money	*8, *12	7,503,543	*8, *12	7,243,394
Foreign Exchange Liabilities		492,473		582,971
Short-term Bonds		648,381		408,033
Bonds and Notes	*13	6,120,928	*13	7,131,121
Due to Trust Accounts		5,067,490		4,053,768
Derivatives other than for Trading Liabilities		2,571,597		2,001,471
Other Liabilities		5,532,596		5,755,737
Reserve for Bonus Payments		62,171		47,174
Reserve for Variable Compensation		2,836		1,488
Net Defined Benefit Liability		51,514		52,668
Reserve for Director and Corporate Auditor Retirement Benefits		1,685		1,376
Reserve for Possible Losses on Sales of Loans		267		3
Reserve for Contingencies		5,271		4,889
Reserve for Reimbursement of Deposits		16,154		15,828
Reserve for Reimbursement of Debentures		39,245		35,273
Reserves under Special Laws		2,024		2,219
Deferred Tax Liabilities		414,799		337,644
Deferred Tax Liabilities for Revaluation Reserve for Land	*10	67,991	*10	67,247
Acceptances and Guarantees		4,798,158		4,675,296

Total Liabilities		184,105,335		183,709,717

Net Assets
Common Stock and Preferred Stock		2,255,790		2,256,275
Capital Surplus		1,110,164		1,111,299
Retained Earnings		3,197,616		3,464,082
Treasury Stock		(3,609)		(5,098)

Total Shareholders’ Equity		6,559,962		6,826,558

Net Unrealized Gains (Losses) on Other Securities		1,296,039		1,134,348
Deferred Gains or Losses on Hedges		165,264		167,078
Revaluation Reserve for Land	*10	148,483	*10	146,794
Foreign Currency Translation Adjustments		(53,689)		(85,900)
Remeasurements of Defined Benefit Plans		51,752		65,055

Total Accumulated Other Comprehensive Income		1,607,851		1,427,376

Stock Acquisition Rights		2,762		1,754
Non-controlling Interests		1,182,668		714,572

Total Net Assets		9,353,244		8,970,260

Total Liabilities and Net Assets		193,458,580		192,679,978

(2) Interim Consolidated Statement of Income and

      Interim Consolidated Statement of Comprehensive Income

      Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2015		For the six months ended September 30, 2016
Ordinary Income		1,637,697		1,563,262
Interest Income		720,592		678,188
Interest on Loans and Bills Discounted		463,500		442,430
Interest and Dividends on Securities		158,508		129,547
Fiduciary Income		26,399		24,729
Fee and Commission Income		369,856		359,011
Trading Income		145,813		213,872
Other Operating Income		186,370		165,262
Other Ordinary Income	*1	188,664	*1	122,198
Ordinary Expenses		1,063,107		1,142,318
Interest Expenses		197,081		241,807
Interest on Deposits		77,722		92,531
Fee and Commission Expenses		76,897		76,101
Trading Expenses		1,686		1,467
Other Operating Expenses		41,511		32,009
General and Administrative Expenses		673,456		704,164
Other Ordinary Expenses	*2	72,475	*2	86,766

Ordinary Profits		574,590		420,944

Extraordinary Gains	*3	19,573	*3	1,426
Extraordinary Losses	*4	2,233	*4	3,245

Income before Income Taxes		591,930		419,125

Income Taxes:
Current		134,814		101,907
Deferred		38,853		(63,140)

Total Income Taxes		173,667		38,766

Profit		418,262		380,358

Profit Attributable to Non-controlling Interests		34,064		22,175

Profit Attributable to Owners of Parent		384,198		358,183

      Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Profit	418,262	380,358
Other Comprehensive Income	(321,442)	(180,505)
Net Unrealized Gains (Losses) on Other Securities	(349,353)	(161,503)
Deferred Gains or Losses on Hedges	32,591	1,814
Revaluation Reserve for Land	10	(5)
Foreign Currency Translation Adjustments	(3,313)	(21,853)
Remeasurements of Defined Benefit Plans	(1,109)	13,420
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(267)	(12,377)

Comprehensive Income	96,820	199,853

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	63,060	179,392
Comprehensive Income Attributable to Non-controlling Interests	33,759	20,461

(3) Interim Consolidated Statement of Changes in Net Assets

      For the six months ended September 30, 2015

	(Millions of yen)
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166
Cumulative Effects of Changes in Accounting Policies		935	(48,999)		(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,404	1,110,942	2,720,371	(3,616)	6,083,102
Changes during the period
Issuance of New Shares	386	386			772
Cash Dividends			(100,584)		(100,584)
Profit Attributable to Owners of Parent			384,198		384,198
Repurchase of Treasury Stock				(683)	(683)
Disposition of Treasury Stock		82		268	350
Transfer from Revaluation Reserve for Land			983		983
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	386	468	284,597	(415)	285,036

Balance as of the end of the period	2,255,790	1,111,410	3,004,969	(4,031)	6,368,139

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538
Cumulative Effects of Changes in Accounting Policies									(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,752,474
Changes during the period
Issuance of New Shares									772
Cash Dividends									(100,584)
Profit Attributable to Owners of Parent									384,198
Repurchase of Treasury Stock									(683)
Disposition of Treasury Stock									350
Transfer from Revaluation Reserve for Land									983
Net Changes in Items other than Shareholders’ equity	(350,726)	32,469	(972)	(3,297)	404	(322,121)	(1,057)	(449,501)	(772,680)

Total Changes during the period	(350,726)	32,469	(972)	(3,297)	404	(322,121)	(1,057)	(449,501)	(487,643)

Balance as of the end of the period	1,386,622	59,105	145,446	(43,751)	160,410	1,707,834	2,762	1,186,094	9,264,830

      For the six months ended September 30, 2016

	(Millions of yen)
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962
Cumulative Effects of Changes in Accounting Policies			1,426		1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,790	1,110,164	3,199,042	(3,609)	6,561,388
Changes during the period
Issuance of New Shares	484	484			969
Cash Dividends			(94,827)		(94,827)
Profit Attributable to Owners of Parent			358,183		358,183
Repurchase of Treasury Stock				(1,869)	(1,869)
Disposition of Treasury Stock		(55)		380	324
Cancellation of Treasury Stock		(1)		1	—
Transfer from Revaluation Reserve for Land			1,683		1,683
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		706			706
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	484	1,134	265,039	(1,488)	265,170

Balance as of the end of the period	2,256,275	1,111,299	3,464,082	(5,098)	6,826,558

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244
Cumulative Effects of Changes in Accounting Policies									1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,354,670
Changes during the period
Issuance of New Shares									969
Cash Dividends									(94,827)
Profit Attributable to Owners of Parent									358,183
Repurchase of Treasury Stock									(1,869)
Disposition of Treasury Stock									324
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									1,683
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									706
Net Changes in Items other than Shareholders’ equity	(161,691)	1,814	(1,689)	(32,211)	13,302	(180,475)	(1,008)	(468,096)	(649,579)

Total Changes during the period	(161,691)	1,814	(1,689)	(32,211)	13,302	(180,475)	(1,008)	(468,096)	(384,409)

Balance as of the end of the period	1,134,348	167,078	146,794	(85,900)	65,055	1,427,376	1,754	714,572	8,970,260

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Cash Flow from Operating Activities
Income before Income Taxes	591,930	419,125
Depreciation	79,352	79,135
Losses on Impairment of Fixed Assets	390	1,474
Amortization of Goodwill	364	713
Equity in Loss (Gain) from Investments in Affiliates	(16,529)	(11,327)
Increase (Decrease) in Reserves for Possible Losses on Loans	(60,659)	1,903
Increase (Decrease) in Reserve for Possible Losses on Investments	(2)	—
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	207	(263)
Increase (Decrease) in Reserve for Contingencies	(228)	(463)
Increase (Decrease) in Reserve for Bonus Payments	(15,974)	(11,575)
Increase (Decrease) in Reserve for Variable Compensation	—	(1,347)
Decrease (Increase) in Net Defined Benefit Asset	(32,114)	(8,289)
Increase (Decrease) in Net Defined Benefit Liability	2,130	1,868
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	40	(308)
Increase (Decrease) in Reserve for Reimbursement of Deposits	833	(325)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(5,972)	(3,971)
Interest Income - accrual basis	(720,592)	(678,188)
Interest Expenses - accrual basis	197,081	241,807
Losses (Gains) on Securities	(187,912)	(171,007)
Losses (Gains) on Money Held in Trust	(89)	(99)
Foreign Exchange Losses (Gains) - net	(24,695)	753,515
Losses (Gains) on Disposition of Fixed Assets	(5,149)	149
Decrease (Increase) in Trading Assets	(763,919)	70,442
Increase (Decrease) in Trading Liabilities	201,078	(14,437)
Decrease (Increase) in Derivatives other than for Trading Assets	576,930	82,284
Increase (Decrease) in Derivatives other than for Trading Liabilities	(819,395)	(456,069)
Decrease (Increase) in Loans and Bills Discounted	(1,202,333)	(1,841,494)
Increase (Decrease) in Deposits	2,924,036	6,618,771
Increase (Decrease) in Negotiable Certificates of Deposit	(207,062)	(1,530,518)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	335,347	(213,945)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(39,839)	(289,039)
Decrease (Increase) in Call Loans, etc.	283,540	(2,021,502)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	158,928	211,413
Increase (Decrease) in Call Money, etc.	715,253	1,862,232
Increase (Decrease) in Commercial Paper	91,277	(78,875)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(129,975)	(1,294,398)
Decrease (Increase) in Foreign Exchange Assets	(49,208)	(121,055)
Increase (Decrease) in Foreign Exchange Liabilities	87,258	91,160
Increase (Decrease) in Short-term Bonds (Liabilities)	(40,408)	(240,348)
Increase (Decrease) in Bonds and Notes	(84,193)	481,825
Increase (Decrease) in Due to Trust Accounts	173,921	(1,013,722)
Interest and Dividend Income - cash basis	761,229	698,368
Interest Expenses - cash basis	(195,709)	(245,866)
Other - net	1,151,799	1,191,287

Subtotal	3,730,964	2,559,035

Cash Refunded (Paid) in Income Taxes	(178,197)	(127,391)

Net Cash Provided by (Used in) Operating Activities	3,552,766	2,431,643

	(Millions of yen)
	For the six months ended September 30, 2015		For the six months ended September 30, 2016
Cash Flow from Investing Activities
Payments for Purchase of Securities		(22,984,289)		(24,230,237)
Proceeds from Sale of Securities		19,029,866		24,406,300
Proceeds from Redemption of Securities		7,047,764		4,238,938
Payments for Increase in Money Held in Trust		(1,820)		(51,470)
Proceeds from Decrease in Money Held in Trust		13,609		92
Payments for Purchase of Tangible Fixed Assets		(27,991)		(22,537)
Payments for Purchase of Intangible Fixed Assets		(153,480)		(169,275)
Proceeds from Sale of Tangible Fixed Assets		10,515		3,883

Net Cash Provided by (Used in) Investing Activities		2,934,175		4,175,694

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money		—		25,000
Repayments of Subordinated Borrowed Money		(124,000)		(60,000)
Proceeds from Issuance of Subordinated Bonds		350,000		615,000
Payments for Redemption of Subordinated Bonds		(47,600)		(14,000)
Proceeds from Issuance of Common Stock		4		6
Proceeds from Investments by Non-controlling Shareholders		282		361
Repayments to Non-controlling Shareholders		(452,500)		(460,672)
Cash Dividends Paid		(100,658)		(94,782)
Cash Dividends Paid to Non-controlling Shareholders		(30,831)		(20,400)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)		—		(216)
Payments for Repurchase of Treasury Stock		(8)		(1,430)
Proceeds from Sale of Treasury Stock		2		0

Net Cash Provided by (Used in) Financing Activities		(405,309)		(11,134)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		5,511		(63,536)

Net Increase (Decrease) in Cash and Cash Equivalents		6,087,143		6,532,667

Cash and Cash Equivalents at the beginning of the period		27,840,775		35,089,122

Cash and Cash Equivalents at the end of the period	*1	33,927,919	*1	41,621,790

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 142

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2016, Mizuho Americas LLC and four other companies were newly included in the scope of consolidation as a result of establishment.

During the six months ended September 30, 2016, BLUE HEAVEN FUNDING CORPORATION and five other companies were excluded from the scope of consolidation as a result of merger and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 22

Names of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

Joint Stock Commercial Bank for Foreign Trade of Vietnam

Change in scope of equity method

During the six months ended September 30, 2016, Energy & Environment Investment, Inc. and four other companies were excluded from the scope of equity method as a result of the sale of shares.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

January 31	1 company
June 29	12 companies
June 30	53 companies
September 30	76 companies

(2)	Consolidated subsidiaries with interim balance sheet dates of June 29 were consolidated based on their tentative interim financial statements as of and for the period ended June 30. The consolidated subsidiary with the interim balance sheet date of January 31 was consolidated based on its tentative interim financial statement as of and for the period ended the interim consolidated balance sheet date. Other consolidated subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date. Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2016, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2016, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statements of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2016, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2016, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2016, assuming they were settled at the end of the six months ended September 30, 2016.

(3)	Securities

(a)	Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. As to Other Securities, in principle, fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the interim consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the interim consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥115,422 million (¥157,807 million at the end of the fiscal year ended March 31, 2016).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2016, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors, executive officers and specialist officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., the amount accrued at the end of the six months ended September 30, 2016 among the estimated payment based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2017 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2016, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2016. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2016 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(19)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(20)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

(21)	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

Changes in Accounting Policies

Application of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets”

MHFG has applied “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26, March 28, 2016) (hereinafter, the “Recoverability Implementation Guidance”) from this interim period ended September 30, 2016 and partially revised the accounting method of recoverability of deferred tax assets.

The Recoverability Implementation Guidance has been applied in accordance with the transitional treatment set forth in Article 49(4) of the Recoverability Implementation Guidance. The differences between (i) the amounts of Deferred Tax Assets and Deferred Tax Liabilities when provisions applicable from ① to ③ of Article 49(3) of the Recoverability Implementation Guidance were applied as of April 1, 2016, and (ii) the amounts of Deferred Tax Assets and Deferred Tax Liabilities at the end of the fiscal year ended March 31, 2016, were added to Retained Earnings as of April 1, 2016.

As a result, Deferred Tax Assets (before offset) and Retained Earnings each increased by ¥1,426 million as of April 1, 2016.

As a result of reflection of the effects on the Net Assets as of April 1, 2016, Retained Earnings increased by ¥1,426 million as of April 1, 2016 in the interim consolidated statement of changes in net assets.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business giving due regard to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a performance-based stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The number of MHFG’s shares to be distributed will be determined pursuant to a performance evaluation based on the annual business plan.

A structure has been introduced for the distribution of MHFG’s shares under the Program, whereby the distribution will be deferred over three years, and the deferred portion will be subject to reduction or forfeiture depending on certain factors, including the performance of the Company Group or the relevant Directors, Executive Officers, and Specialist Officers.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2016 was ¥1,428 million for 9,000 thousand shares.

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Shares	318,803	315,535
Investments	607	557

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge.

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Securities repledged	11,479,189	12,096,781
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	798,317	998,996

*3.	Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Loans to Bankrupt Obligors	24,315	30,309
Non-Accrual Delinquent Loans	396,720	377,554

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

*4.	Balance of Loans Past Due for Three Months or More, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Loans Past Due for Three Months or More	907	781

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

*5.	Balance of Restructured Loans, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Restructured Loans	463,108	436,229

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

*6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Total	885,052	844,874

The amounts given in *3 through *6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*7.	In accordance with “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2016	As of September 30, 2016
1,304,681	1,040,352

*8.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
The following assets are pledged as collateral:
Trading Assets	2,674,897	1,292,388
Securities	10,631,675	8,202,942
Loans and Bills Discounted	5,475,195	7,486,347
Other Assets	1,015	1,105

Total	18,782,784	16,982,783

The following liabilities are collateralized by the above assets:
Deposits	813,050	868,183
Payables under Repurchase Agreements	6,090,727	5,845,612
Guarantee Deposits Received under Securities Lending Transactions	2,553,436	1,213,523
Borrowed Money	6,115,880	5,837,153

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Cash and Due from Banks	45,101	44,231
Trading Assets	98,922	110,880
Securities	4,323,535	4,029,788
Loans and Bills Discounted	307,997	236,556

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Margins for Futures Transactions	192,188	159,343
Guarantee Deposits	119,149	118,301
Collateral Pledged for Financial Instruments and Others	930,999	1,096,119

*9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Unutilized balance	88,290,896	86,709,503
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	68,209,392	68,464,023

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*10.	In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*11.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Accumulated Depreciation	857,628	845,409

*12.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Subordinated Borrowed Money	307,000	272,000

*13.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Subordinated Bonds	1,713,478	2,271,207

14.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Money trusts	1,765,076	1,083,927

*15.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2016	As of September 30, 2016
1,039,783	1,081,871

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Gains on Sales of Stocks	133,199	76,772
Recovery on Written-off Loans	10,322	18,560

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
System Migration-related Expenses	17,343	19,367
Losses on Write-offs of Loans	14,220	10,480

*3.	Extraordinary Gains is as follows:

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Gains on Disposition of Fixed Assets	6,751	1,426
Indemnity Receipt from the Erroneous Stock Order in the Securities Subsidiary	12,822	—

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Losses on Disposition of Fixed Assets	1,602	1,576
Losses on Impairment of Fixed Assets	390	1,474

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2015

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2015	Increase during the period	Decrease during the period	As of September 30, 2015	Remarks
Issued Shares
Common Stock	24,621,897	249,031	—	24,870,929	(Note 1)
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752

Total	25,536,649	249,031	—	25,785,681

Treasury Stock
Common Stock	11,649	2,839	2,092	12,395	(Note 2)
Eleventh Series Class XI Preferred Stock	701,631	69,047	—	770,678	(Note 3)

Total	713,280	71,886	2,092	783,074

(Notes)	1. Increases are due to request for acquisition (conversion) of preferred stock (244,071 thousand shares) and exercise of stock acquisition rights (stock options) (4,960 thousand shares).

2.      Increases are due to repurchase of shares constituting less than one unit and other factors. Decreases are due to exercise of stock acquisition rights (stock options) (1,808 thousand shares) and repurchases of shares constituting less than one unit and other factors (284 thousand shares).

3. Increases are due to request for acquisition (conversion) of preferred stock.

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2015 (Millions of yen)	Remarks

			As of April 1, 2015	Increase during the period	Decrease during the period	As of September 30, 2015
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option	—					2,762
Consolidated subsidiaries (Treasury stock acquisition rights)		—					— (—)

Total		—					2,762 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2015

Resolution	Type		Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2015	Common Stock		98,452	4	March 31, 2015	June 4, 2015

The Board of Directors	Eleventh Series Class XI Preferred Stock		2,131	10	March 31, 2015	June 4, 2015
(2) Cash dividends with record dates falling in the six months ended September 30, 2015 and effective dates coming after the end of the period
Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 13, 2015	Common Stock	93,240	Retained Earnings	3.75	September 30, 2015	December 4, 2015

The Board of Directors	Eleventh Series Class XI Preferred Stock	1,440	Retained Earnings	10	September 30, 2015	December 4, 2015

For the six months ended September 30, 2016

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2016	Increase during the period	Decrease during the period	As of September 30, 2016	Remarks
Issued Shares
Common Stock	25,030,525	355,782	—	25,386,307	(Note 1)
Eleventh Series Class XI Preferred Stock	914,752	—	914,752	—	(Note 2)

Total	25,945,277	355,782	914,752	25,386,307

Treasury Stock
Common Stock	10,929	12,166	1,199	21,895	(Note 3)
Eleventh Series Class XI Preferred Stock	815,828	98,923	914,752	—	(Note 4)

Total	826,757	111,089	915,951	21,895

(Notes)	1. Increases are due to request for acquisition (conversion) of preferred stock (349,677 thousand shares) and exercise of stock acquisition rights (stock options) (6,105 thousand shares).
2. Decreases are due to cancellation of treasury stock (preferred stock).

3.      Increases are due to acquisition of MHFG shares by BBT trust account (9,000 thousand shares), and repurchase of shares constituting less than one unit and other factors (3,166 thousand shares). Decreases are due to exercise of stock acquisition rights (stock options) (266 thousand shares) and repurchase of shares constituting less than one unit and other factors (933 thousand shares). The number of shares as of September 30, 2016 includes the number of shares held by BBT trust account (9,000 thousand shares).

4.      Increases are due to acquisition (conversion) of treasury stock (preferred stock) (75,091 thousand shares) and request for acquisition (conversion) of preferred stock (23,832 thousand shares). Decreases are due to cancellation of treasury stock (preferred stock).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2016 (Millions of yen)	Remarks

			As of April 1, 2016	Increase during the period	Decrease during the period	As of September 30, 2016
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option	—					1,754
Consolidated subsidiaries (Treasury stock acquisition rights)		—					— (—)

Total		—					1,754 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2016

Resolution	Type		Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 13, 2016	Common Stock		93,838	3.75	March 31, 2016	June 3, 2016

The Board of Directors	Eleventh Series Class XI Preferred Stock		989	10	March 31, 2016	June 3, 2016
(2) Cash dividends with record dates falling in the six months ended September 30, 2016 and effective dates coming after the end of the period
Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2016 The Board of Directors	Common Stock	95,173	Retained Earnings	3.75	September 30, 2016	December 6, 2016

(Note)	Cash dividends based on the resolution of the Board of Directors on November 14, 2016 include ¥33 million of cash dividends on MHFG shares held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Cash and Due from Banks	35,194,504	42,715,384
Due from Banks excluding central banks	(1,266,585)	(1,093,594)

Cash and Cash Equivalents	33,927,919	41,621,790

Lease Transactions

1.	Finance Leases (Lessees)

Finance lease transactions that do not transfer ownership:

1)	Lease Assets:

(a)	Tangible fixed assets: mainly equipment

(b)	Intangible fixed assets: software

2)	The method for computing the amount of depreciation is described in “4. Standards of Accounting Method (5) Depreciation of Fixed Assets.”

2.	Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Due in One Year or Less	53,116	50,783
Due after One Year	223,770	202,883

Total	276,887	253,667

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2016	As of September 30, 2016
Due in One Year or Less	692	473
Due after One Year	3,684	2,366

Total	4,376	2,839

Financial Instruments

Matters relating to fair value of financial instruments and others

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values and differences between them. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below (see (Note 2)).

As of March 31, 2016

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	36,314,173	36,314,173	—
(2) Call Loans and Bills Purchased (*1)	892,781	892,781	—
(3) Receivables under Resale Agreements	7,805,798	7,805,798	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	3,407,390	3,407,390	—
(5) Other Debt Purchased (*1)	2,979,413	2,979,419	6
(6) Trading Assets
Trading Securities	5,467,948	5,467,948	—
(7) Money Held in Trust (*1)	175,135	175,135	—
(8) Securities
Bonds Held to Maturity	4,817,574	4,873,209	55,634
Other Securities	34,083,510	34,083,510	—
(9) Loans and Bills Discounted	73,708,884
Reserves for Possible Losses on Loans (*1)	(411,319)

	73,297,564	74,465,870	1,168,305

Total Assets	169,241,291	170,465,237	1,223,946

(1) Deposits	105,629,071	105,635,132	6,061
(2) Negotiable Certificates of Deposit	11,827,533	11,827,239	(293)
(3) Call Money and Bills Sold	2,521,008	2,521,008	—
(4) Payables under Repurchase Agreements	16,833,346	16,833,346	—
(5) Guarantee Deposits Received under Securities Lending Transactions	2,608,971	2,608,971	—
(6) Trading Liabilities
Securities Sold, Not yet Purchased	2,630,040	2,630,040	—
(7) Borrowed Money	7,503,543	7,510,534	6,990
(8) Bonds and Notes	6,120,928	6,222,223	101,295
(9) Due to Trust Accounts	5,067,490	5,067,490	—

Total Liabilities	160,741,933	160,855,987	114,053

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	19,666
Derivative Transactions Qualifying for Hedge Accounting	481,660
Reserves for Derivative Transactions (*1)	(8,086)

Total Derivative Transactions	493,240	493,240	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

As of September 30, 2016

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	42,713,577	42,713,577	—
(2) Call Loans and Bills Purchased (*1)	899,099	899,099	—
(3) Receivables under Resale Agreements	9,258,984	9,258,984	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	3,195,977	3,195,977	—
(5) Other Debt Purchased (*1)	2,527,040	2,527,046	5
(6) Trading Assets
Trading Securities	5,215,172	5,215,172	—
(7) Money Held in Trust (*1)	227,473	227,473	—
(8) Securities
Bonds Held to Maturity	4,258,676	4,317,918	59,242
Other Securities	27,864,070	27,864,070	—
(9) Loans and Bills Discounted	73,030,669
Reserves for Possible Losses on Loans (*1)	(395,250)

	72,635,419	73,745,613	1,110,194

Total Assets	168,795,492	169,964,934	1,169,442

(1) Deposits	110,171,994	110,182,857	10,863
(2) Negotiable Certificates of Deposit	9,568,325	9,567,877	(448)
(3) Call Money and Bills Sold	1,791,651	1,791,651	—
(4) Payables under Repurchase Agreements	17,739,258	17,739,258	—
(5) Guarantee Deposits Received under Securities Lending Transactions	1,314,573	1,314,573	—
(6) Trading Liabilities
Securities Sold, Not yet Purchased	2,676,523	2,676,523	—
(7) Borrowed Money	7,243,394	7,232,531	(10,862)
(8) Bonds and Notes	7,131,121	7,266,821	135,700
(9) Due to Trust Accounts	4,053,768	4,053,768	—

Total Liabilities	161,690,611	161,825,864	135,252

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	134,725
Derivative Transactions Qualifying for Hedge Accounting	786,359
Reserves for Derivative Transactions (*1)	(13,514)

Total Derivative Transactions	907,570	907,570	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the interim consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(Note 1)	Calculation method of fair value of financial instruments

Assets

(1)	Cash and Due from Banks

For Due from Banks which have no maturity, since fair values of these items approximate book values, we deem the book values to be fair values. For Due from Banks which have maturity, since contractual terms of these items are mainly short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(2)	Call Loans and Bills Purchased, (3) Receivables under Resale Agreements and (4) Guarantee Deposits Paid under Securities Borrowing Transactions

Since contractual terms of these items are mainly short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(5)	Other Debt Purchased

Fair values of Other Debt Purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors.

(6)	Trading Assets

Fair values of securities held for trading, such as bonds held for trading, are based on the market prices and others.

(7)	Money Held in Trust

As to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of these items are calculated using the method stated in (8). For other Money Held in Trust, since fair values of these items approximate book values, we deem the book values to be fair values. The notes to Money Held in Trust based on holding purpose are stated in “Money Held in Trust.”

(8)	Securities

Fair values of stocks are based on the prices on securities exchanges, and those of bonds and others are based on the market prices, valuations obtained from brokers and information vendors and others. Fair values of investment trusts are based on the disclosed net asset value and others. Fair values of private placement bonds are calculated by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the internal ratings and terms.

Fair values of securitized products are based on valuations obtained from brokers and others, and reasonably calculated prices based on the reasonable estimates of our management. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, pre-payment rates, and discount rates.

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value as of September 30, 2016 (as of March 31, 2016). In deriving the reasonably calculated prices, we used the discount cash flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

The notes to Securities based on holding purpose are stated in “Securities.”

(9)	Loans and Bills Discounted

Fair values of Loans and Bills Discounted are calculated by the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted. In addition, as to claims against bankrupt obligors, substantially bankrupt obligors and intensive control obligors, since the estimated amount of bad debts is calculated based on the present value of the expected future cash flows or the estimated amounts that we would be able to collect from collateral and guarantees, fair values approximate the amount of Debentures and others minus the amount of Reserves for Possible Losses on Loans in the interim consolidated balance sheet (the consolidated balance sheet) as of the interim consolidated balance sheet date (the consolidated balance sheet date) and we thus deem such amount to be fair values.

Of the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, we deem book values to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions.

Liabilities

(1)	Deposits (2) Negotiable Certificates of Deposit

For demand deposits, we deem the payment amounts required on the interim consolidated balance sheet date (the consolidated balance sheet date) (i.e., book values) to be fair values. In addition, fair values of fixed deposits and negotiable certificates of deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, we mainly deem the book values to be fair values.

(3)	Call Money and Bills Sold, (4) Payables under Repurchase Agreements and (5) Guarantee Deposits Received under Securities Lending Transactions

Since contractual terms of these financial instruments are mainly short (i.e., within six months) and fair values approximate book values, we deem the book values to be fair values.

(6)	Trading Liabilities

Fair values of Securities Sold, Not yet Purchased in Trading Liabilities are based on the market prices and others.

(7)	Borrowed Money

Fair values of Borrowed Money are calculated mainly by discounting the total amount of the principal and interest of such Borrowed Money classified by certain period at the interest rates considered to be applicable to similar loans.

(8)	Bonds and Notes

Fair values of Bonds and Notes issued by MHFG and its consolidated subsidiaries are based on the market prices for Bonds and Notes which have market prices, and calculated by discounting the total amount of principal and interest by the interest rates considered to be applicable to similar Bonds and Notes for those which do not have market prices.

(9)	Due to Trust Accounts

Due to Trust Accounts of consolidated trust banking subsidiaries is used for transactions in which consolidated trust banking subsidiaries manage fund entrusted to them in bank accounts of consolidated trust banking subsidiaries. As the purpose is considered to approximate demand deposit, we deem the book values to be fair values.

Derivative Transactions

Derivative Transactions are stated in “Derivatives Information.”

(Note 2)	Interim consolidated balance sheet (consolidated balance sheet) amounts of financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased,” “Assets (7) Money Held in Trust,” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	As of March 31, 2016	As of September 30, 2016
(i) Unlisted Stocks (*1)	216,329	189,965
(ii) Investments in Partnerships and others (*2)	69,076	76,264
(iii) Other	571	535

Total (*3)	285,977	266,765

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships and others, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	During the fiscal year ended March 31, 2016, the amount of impairment (devaluation) was ¥1,696 million on a consolidated basis.
During the six months ended September 30, 2016, the amount of impairment (devaluation) was ¥1,270 million on a consolidated basis.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2016

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	3,760,032	3,816,652	56,619
	Foreign Bonds	642,788	647,182	4,393

	Sub-total	4,402,821	4,463,834	61,012

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	414,753	409,375	(5,378)

	Sub-total	414,753	409,375	(5,378)

Total		4,817,574	4,873,209	55,634

As of September 30, 2016

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	3,459,999	3,514,851	54,851
	Foreign Bonds	542,436	547,856	5,420

	Sub-total	4,002,435	4,062,707	60,271

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	256,240	255,211	(1,029)

	Sub-total	256,240	255,211	(1,029)

Total		4,258,676	4,317,918	59,242

2.	Other Securities

As of March 31, 2016

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	3,119,477	1,437,513	1,681,963
	Bonds	18,155,225	18,007,215	148,010
	Japanese Government Bonds	15,649,388	15,553,141	96,247
	Japanese Local Government Bonds	237,247	231,149	6,097
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	2,268,589	2,222,924	45,665
	Other	7,489,460	7,259,780	229,679
	Foreign Bonds	6,775,953	6,708,016	67,936
	Other Debt Purchased	143,593	139,690	3,903
	Other	569,913	412,074	157,839

	Sub-total	28,764,163	26,704,510	2,059,653

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	338,149	409,668	(71,518)
	Bonds	719,259	730,762	(11,502)
	Japanese Government Bonds	116,484	116,890	(406)
	Japanese Local Government Bonds	3,433	3,436	(3)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	599,241	610,334	(11,093)
	Other	4,854,122	4,948,886	(94,764)
	Foreign Bonds	2,943,644	2,970,512	(26,867)
	Other Debt Purchased	205,326	205,917	(591)
	Other	1,705,151	1,772,456	(67,305)

	Sub-total	5,911,531	6,089,317	(177,785)

Total		34,675,695	32,793,827	1,881,867

(Note)	Unrealized Gains (Losses) includes ¥26,715 million which was recognized in the statement of income by applying the fair-value hedge method.

As of September 30, 2016

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,904,416	1,391,989	1,512,427
	Bonds	10,359,951	10,255,793	104,157
	Japanese Government Bonds	7,917,280	7,860,349	56,931
	Japanese Local Government Bonds	273,128	266,679	6,449
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	2,169,542	2,128,764	40,777
	Other	6,719,343	6,499,216	220,127
	Foreign Bonds	6,014,514	5,949,564	64,950
	Other Debt Purchased	106,739	103,814	2,924
	Other	598,089	445,837	152,252

	Sub-total	19,983,712	18,146,999	1,836,712

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	322,668	407,000	(84,331)
	Bonds	3,135,439	3,151,263	(15,824)
	Japanese Government Bonds	2,457,536	2,460,476	(2,939)
	Japanese Local Government Bonds	8,182	8,210	(28)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	669,620	682,476	(12,855)
	Other	4,961,948	5,051,514	(89,565)
	Foreign Bonds	2,938,260	2,955,907	(17,647)
	Other Debt Purchased	181,510	181,981	(471)
	Other	1,842,178	1,913,626	(71,447)

	Sub-total	8,420,056	8,609,778	(189,721)

Total		28,403,769	26,756,777	1,646,991

(Note)	Unrealized Gains (Losses) includes ¥15,052 million which was recognized in the statement of income by applying the fair-value hedge method.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the six months ended September 30, 2016 (the fiscal year ended March 31, 2016) (impairment (devaluation)), if the fair value (primarily the closing market price as of September 30, 2016 (March 31, 2016)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2016 was ¥9,161 million.

The amount of impairment (devaluation) for the six months ended September 30, 2016 was ¥4,475 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2016

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	2,578	2,578	—	—	—

(Note)	“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2016

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	3,053	3,053	—	—	—

(Note)	“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2016

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,855,281
Other Securities	1,855,281
(–) Deferred Tax Liabilities	508,389
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,346,892
(–) Amount Corresponding to Non-controlling Interests	56,046
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	5,193

Net Unrealized Gains (Losses) on Other Securities	1,296,039

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥26,715 million (gains) which was recognized in the statement of income for the fiscal year ended March 31, 2016 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding securities which do not have readily determinable fair value.

As of September 30, 2016

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,631,865
Other Securities	1,631,865
(–) Deferred Tax Liabilities	446,973
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,184,891
(–) Amount Corresponding to Non-controlling Interests	54,764
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	4,221

Net Unrealized Gains (Losses) on Other Securities	1,134,348

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥15,052 million (gains) which was recognized in the statement of income for six months ended September 30, 2016 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding securities which do not have readily determinable fair value.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses), and fair value calculation method by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	15,846,181	5,404,223	(101,255)	(101,255)
	Bought	15,329,146	5,440,259	93,252	93,252
	Options
	Sold	266,618	35,363	(684)	221
	Bought	659,242	140,726	636	(413)
Over-the-Counter	FRAs
	Sold	16,516,064	2,486,927	(7,427)	(7,427)
	Bought	8,747,790	—	321	321
	Swaps
	Receive Fixed / Pay Float	450,204,501	348,348,352	10,989,099	10,989,099
	Receive Float / Pay Fixed	445,186,117	338,980,895	(10,832,435)	(10,832,435)
	Receive Float / Pay Float	77,852,071	57,764,275	40,572	40,572
	Receive Fixed / Pay Fixed	769,835	740,715	22,623	22,623
	Options
	Sold	9,510,832	6,160,305	(157,337)	(157,337)
	Bought	6,157,532	4,019,060	62,094	62,094
Inter-Company or Internal Transactions	Swaps
	Receive Fixed / Pay Float	4,188,380	4,012,121	77,460	77,460
	Receive Float / Pay Fixed	11,761,887	10,348,763	(209,539)	(209,539)

Total		—	—	(22,617)	(22,760)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	14,363,359	4,955,742	(78,011)	(78,011)
	Bought	13,856,810	4,955,239	72,396	72,396
	Options
	Sold	850,904	—	(730)	174
	Bought	1,306,210	50,418	691	(58)
Over-the-Counter	FRAs
	Sold	22,365,786	811,262	(12,705)	(12,705)
	Bought	17,018,004	35,533	6,178	6,178
	Swaps
	Receive Fixed / Pay Float	406,596,701	311,829,874	13,170,048	13,170,048
	Receive Float / Pay Fixed	397,851,585	303,821,250	(12,782,678)	(12,782,678)
	Receive Float / Pay Float	78,188,397	59,774,298	38,880	38,880
	Receive Fixed / Pay Fixed	760,790	665,608	25,064	25,064
	Options
	Sold	8,396,402	5,244,340	(182,424)	(182,424)
	Bought	5,767,951	3,375,223	69,860	69,860
Inter-Company or Internal Transactions	Swaps
	Receive Fixed / Pay Float	3,199,742	3,088,782	53,652	53,652
	Receive Float / Pay Fixed	10,034,008	9,196,449	(188,816)	(188,816)

Total		—	—	191,407	191,562

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

(2)	Currency-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	20,867	120	(61)	(61)
	Bought	73,227	36,677	41	41
Over-the-Counter	Swaps	42,725,365	27,770,539	81,081	67,031
	Forwards
	Sold	61,814,420	3,398,506	516,292	516,292
	Bought	26,644,388	1,077,489	(360,548)	(360,548)
	Options
	Sold	3,159,248	1,138,887	(148,426)	(47,789)
	Bought	2,857,596	938,677	100,894	(2,122)
Inter-Company or Internal Transactions	Swaps	4,031,159	3,332,541	(183,406)	(17,723)
	Forwards
	Bought	149,337	—	869	869

Total		—	—	6,736	155,987

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	19,736	309	(0)	(0)
	Bought	83,389	38,939	0	0
Over-the-Counter	Swaps	42,273,588	28,234,682	189,786	140,719
	Forwards
	Sold	57,774,572	3,201,837	742,846	742,846
	Bought	25,469,472	1,034,440	(556,996)	(556,996)
	Options
	Sold	2,680,831	1,074,307	(96,773)	(5,503)
	Bought	2,374,047	911,380	107,675	15,249
Inter-Company or Internal Transactions	Swaps	3,896,195	2,617,597	(455,543)	(8,090)
	Forwards
	Bought	133,038	—	(2,695)	(2,695)

Total		—	—	(71,699)	325,529

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Tokyo Financial Exchange and others.
		Fair values of over-the-counter contracts and inter-company or internal transactions are based on the discounted value of future cash flows, option pricing models and others.

(3)	Stock-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	339,684	19,677	(133)	(133)
	Bought	34,398	—	(206)	(206)
	Index Futures Options
	Sold	796,933	238,770	(56,915)	(6,219)
	Bought	743,949	153,025	44,429	6,289
Over-the-Counter	Equity Linked Swaps	157,043	128,828	28,065	28,065
	Options
	Sold	605,923	547,166	(76,011)	(65,717)
	Bought	245,280	208,203	71,052	59,419
	Other
	Sold	2,061	—	(87)	(87)
	Bought	329,081	312,695	13,337	13,337

Total		—	—	23,530	34,745

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the discounted value of future cash flows, option pricing models and others.

As of September 30, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	283,973	15,868	288	288
	Bought	361,468	1,616	(1,838)	(1,838)
	Index Futures Options
	Sold	1,021,933	294,210	(62,392)	(5,665)
	Bought	827,464	180,140	41,037	3,913
Over-the-Counter	Equity Linked Swaps	219,798	184,501	28,556	28,556
	Options
	Sold	786,552	636,267	(81,115)	(67,949)
	Bought	337,466	233,921	69,107	55,967
	Other
	Sold	—	—	—	—
	Bought	442,222	430,134	18,028	18,028

Total		—	—	11,671	31,301

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the discounted value of future cash flows, option pricing models and others.

(4)	Bond-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	559,493	—	(2,364)	(2,364)
	Bought	661,309	—	3,295	3,295
	Futures Options
	Sold	87,526	—	(100)	9
	Bought	235,566	—	327	(130)
Over-the-Counter	Options
	Sold	451,639	338,264	(23,808)	(23,391)
	Bought	451,639	338,264	23,737	23,314

Total		—	—	1,086	732

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the option pricing models and others.

As of September 30, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	890,659	—	(1,811)	(1,811)
	Bought	767,253	—	2,269	2,269
	Futures Options
	Sold	829,527	—	(530)	(38)
	Bought	206,396	—	294	(15)
Over-the-Counter	Options
	Sold	597,390	407,378	(30,352)	(29,147)
	Bought	861,517	406,481	31,550	29,843

Total		—	—	1,420	1,100

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Fair values of listed contracts are based on the closing prices of the Osaka Exchange and others.
		Fair values of over-the-counter contracts are based on the option pricing models and others.

(5)	Commodity-Related Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	2,301	714	(37)	(37)
	Bought	3,890	1,544	18	18
Over-the-Counter	Swaps	230	—	0	0
	Options
	Sold	162,916	96,045	30,467	30,467
	Bought	157,433	83,472	(26,324)	(26,324)

Total		—	—	4,124	4,124

(Notes)

1.      The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

2.      Fair values of listed contracts are based on the closing prices of the New York Mercantile Exchange and others.

         Fair values of over-the-counter contracts are based on the commodity prices, terms of contracts and other components of the contracts.

3.      Commodities include oil, copper, aluminum and others.

As of September 30, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	1,951	568	(294)	(294)
	Bought	3,094	1,196	374	374
Over-the-Counter	Swaps	5,490	—	1	1
	Options
	Sold	151,844	73,666	13,944	13,944
	Bought	154,567	64,612	(10,816)	(10,816)

Total		—	—	3,208	3,208

(Notes)

1.      The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

2.      Fair values of listed contracts are based on the closing prices of the New York Mercantile Exchange and others.

         Fair values of over-the-counter contracts are based on the commodity prices, terms of contracts and other components of the contracts.

3.      Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	2,366,223	1,828,065	15,125	15,125
	Bought	2,591,862	2,006,634	(8,319)	(8,319)

Total		—	—	6,805	6,805

(Notes)

1.      The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

2.      Fair values of over-the-counter contracts are based on the discounted value of future cash flows, prices of the underlying products, terms of contracts and other components of the contracts.

3.      “Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2016

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	2,091,812	1,599,898	26,178	26,178
	Bought	2,225,312	1,623,494	(27,462)	(27,462)

Total		—	—	(1,283)	(1,283)

(Notes)

1.      The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

2.      Fair values of over-the-counter contracts are based on the discounted value of future cash flows, prices of the underlying products, terms of contracts and other components of the contracts.

3.      “Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments as of April, 2016. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc., and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.	Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income and Other Operating Income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General and administrative expenses (excluding non-recurring expenses) and Others (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3.	Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

For the six months ended September 30, 2015

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	332,100	209,500	204,800	332,300	26,600	26,557	1,131,857
General and administrative expenses (excluding Non-Recurring Losses)	331,100	91,300	111,600	88,500	15,000	34,768	672,268
Others	—	—	—	—	—	(12,863)	(12,863)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	1,000	118,200	93,200	243,800	11,600	(21,074)	446,725

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the introduction of an in-house company system based on customer segments in April, 2016, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	310,800	223,200	192,700	334,300	24,500	4,177	1,089,677
General and administrative expenses (excluding Non-Recurring Losses)	338,800	92,900	115,500	94,600	15,000	23,673	680,473
Others	—	—	—	—	—	(5,958)	(5,958)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(28,000)	130,300	77,200	239,700	9,500	(25,454)	403,245

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

4.	The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Gross Profits (excluding the amounts of credit costs of trust accounts)	1,131,857	1,089,677
Other Ordinary Income	188,664	122,198
General and Administrative Expenses	(673,456)	(704,164)
Other Ordinary Expenses	(72,475)	(86,766)

Ordinary Profits	574,590	420,944

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of Segment Information and Income before Income Taxes Recorded in Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	446,725	403,245
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	(1,187)	(23,691)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(14,050)	(10,313)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17,998	23,843
Net Gains (Losses) related to Stocks	114,850	60,862
Net Extraordinary Gains (Losses)	17,340	(1,819)
Others	10,252	(33,001)

Income before Income Taxes recorded in Interim Consolidated Statement of Income	591,930	419,125

Related Information

For the six months ended September 30, 2015

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,223,897	164,249	77,539	172,011	1,637,697

(Notes)	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2015 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2016

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,110,038	194,178	83,454	175,591	1,563,262

(Notes)	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and relation of business operations. The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Japan includes Ordinary Income of MHFG and domestic consolidated subsidiaries excluding overseas branches, Americas includes Ordinary Income of consolidated subsidiaries and branches in Canada, the United States of America and others, Europe includes Ordinary Income of consolidated subsidiaries and branches in the United Kingdom and others and Asia/Oceania includes Ordinary Income of consolidated subsidiaries and branches in Hong Kong, the Republic of Singapore and others.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2016 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2015

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	—	—	—	—	—	390	390

For the six months ended September 30, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	—	—	—	—	—	1,474	1,474

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2015

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	—	—	—	364	364
Unamortized Balance of Goodwill	—	—	—	—	—	9,145	9,145

For the six months ended September 30, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	—	—	—	713	713
Unamortized Balance of Goodwill	—	—	—	—	—	22,696	22,696

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2015

There is no applicable information.

For the six months ended September 30, 2016

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2016	As of September 30, 2016
Net Assets per Share of Common Stock	Yen	322.46	325.41
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	9,353,244	8,970,260
Deductions from Total Net Assets	Millions of yen	1,285,343	716,326
Paid-in Amount of Preferred Stock	Millions of yen	98,923	—
Cash Dividends on Preferred Stock	Millions of yen	989	—
Stock Acquisition Rights	Millions of yen	2,762	1,754
Non-Controlling Interests	Millions of yen	1,182,668	714,572
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	8,067,900	8,253,934
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	25,019,596	25,364,412

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2015	For the six months ended September 30, 2016
(1) Net Income per Share of Common Stock	Yen	15.48	14.21
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	384,198	358,183
Amount not attributable to Common Stock	Millions of yen	1,440	—
Cash Dividends on Preferred Stock	Millions of yen	1,440	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	382,757	358,183
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	24,718,566	25,204,800

(2) Diluted Net Income per Share of Common Stock	Yen	15.13	14.11
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	1,440	—
Cash Dividends on Preferred Stock	Millions of yen	1,440	—
Increased Number of Shares of Common Stock	Thousands of shares	667,706	177,530
Preferred Stock	Thousands of shares	649,240	165,533
Stock Acquisition Rights	Thousands of shares	18,466	11,997
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Note)

In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period. The number of such Treasury Stock shares deducted at the end of the period is 9,000 thousand.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the period is 3,016 thousand.

Subsequent Events

Signing of integration agreement among asset management companies

DIAM Co., Ltd. (“DIAM”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Asset Management Co., Ltd. (“MHAM”) and Shinko Asset Management Co., Ltd. (“Shinko Asset Management”) (collectively, the “Integrating Companies”) entered into an integration agreement, after obtaining approval by resolutions adopted by their respective boards of directors on July 13, 2016. The integration became effective on October 1, 2016.

1.	Effective date of the integration

October 1, 2016

2.	Method of the integration

The integration was implemented through the following steps: (i) a merger between MHAM as surviving company and Shinko Asset Management as absorbed company; (ii) a company split between MHTB and MHAM (after the merger in (i) above) as successor company whereby rights and obligations attributed to Asset Management Division of MHTB was transferred to MHAM; and (iii) a merger between DIAM as surviving company and MHAM as absorbed company.

3.	Company name

Asset Management One Co., Ltd. (“New Company”)

4.	Shareholding ratio based on economic interests and voting rights to the New Company

Shareholding ratio based on economic interests	70%

Shareholding ratio based on voting rights	51%

5.	Main purpose of the integration

Based on the strong commitment of MHFG and Dai-ichi Life Holdings, Inc. (“Dai-ichi Life”) to strengthen and develop their respective asset management businesses, the New Company will aim to achieve significant development as a global asset management company, providing its customers with solutions of the highest standards by combining the asset management-related knowledge and experience accumulated and developed by each Integrating Company over many years, and taking full advantage of collaboration with both the MHFG Group and the Dai-ichi Life group. In order to establish a highly independent and transparent management framework, the New Company’s independent outside directors (Audit & Supervisory Committee members) will include professionals with a high level of expertise in the areas of asset management, legal affairs and accounting. In addition, the New Company will fulfill its fiduciary duties as a professional asset management firm and provide services and products that truly benefit its customers. Through these efforts, the New Company aims to become the most trusted and valued asset management company—meeting the needs of pension funds and corporate customers in terms of diversification and sophistication of their investments, as well as encouraging a shift “from saving to investment” in Japan through providing individual customers with high-quality products and services.

II. Others

There is no applicable information.